Exhibit 99.1

NEWS RELEASE

Sandstorm Gold Reports Record
Revenue in Q3, 2012

Vancouver, British Columbia | October 25, 2012

Sandstorm Gold Ltd. (“Sandstorm” or the “Company”) (NYSE MKT: SAND, TSX-V: SSL) is pleased to announce its unaudited results for the third quarter ended September 30, 2012 (all figures in U.S. dollars).

Third Quarter Highlights

• Record revenue of $15.1 million.

• Gold sales of 9,066 ounces.

• Operating cash flow of $10.6 million.

• Average cash cost per ounce1 of $408 resulting in cash operating margins2 of $1,258 per ounce.

• Net income of $4.9 million.

• The Company’s common shares began trading on the NYSE MKT LLC under the symbol SAND.

• The Company agreed to contribute up to $10.0 million towards the Phase 1 Expansion at Luna Gold Corp.’s Aurizona Mine. In conjunction with Sandstorm’s capital contribution, Luna has provided the Company with a contractual guarantee that the
Aurizona Mine will complete its Phase 1 Expansion by the end of 2013.

• The Company entered into a precious metals purchase agreement with Colossus Minerals Inc. to purchase an amount equal to 1.5% of the gold and 35% of the platinum produced from the Serra Pelada Mine located in Para, Brazil.

President & CEO Nolan Watson commented, “Q3 was another strong quarter for Sandstorm in terms of revenue and cash flow and we were able to increase our growth profile with the addition of the Colossus Minerals precious metals stream and the expansion commitment by Luna Gold. We are focused on acquiring additional gold streams and with over $150 million in available capital, we are well capitalized to do it.”

Outlook

Based on existing gold stream agreements, the forecasted attributable production for 2012 is 31,000 to 34,000 ounces of gold, increasing to over 60,000 ounces of gold equivalent per annum by 2015.

Further details of the individual gold streams can be found within Management’s Discussion and Analysis contained in the Company’s third quarter 2012 report and on the Company website.

Webcast and Conference Call Details

A conference call will be held on Friday, October 26, 2012 starting at 8:30am PDT to further discuss the third quarter results. To participate in the conference call use the following dial-in numbers:

Local/International: 647-788-4916

North American Toll-Free: 877-214-4966

It is recommended that participants dial in five minutes prior to the commencement of the conference call. Click here to access an audio webcast of the conference call which will also be available on the Sandstorm website.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold streaming company. Sandstorm provides upfront financing for gold mining companies that are looking for capital and in return, receives a gold streaming agreement. This agreement gives Sandstorm the right to purchase a percentage of the life of mine gold produced, at a fixed price. Sandstorm is a non-operating gold mining company with a portfolio of eight gold streams (five of which are producing gold) and three NSR gold royalties. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold streams.

Sandstorm is focused on low cost operations with excellent exploration potential and strong management teams. Sandstorm has completed gold purchase or royalty agreements with Brigus Gold Corp., Colossus Minerals Inc., Donner Metals Ltd., Luna Gold Corp., Magellan Minerals Ltd., Metanor Resources Inc., Rambler Metals and Mining plc, Santa Fe Gold Corp., SilverCrest Mines Inc., and Solitario Exploration & Royalty Corp.

For more information visit: www.sandstormgold.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Ltd. (“Sandstorm”). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2011 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

Note 1: Sandstorm has included a non-IFRS performance measure in this press release being average cash cost per ounce. Average cash cost per ounce is calculated by dividing the Company’s costs of sales (excluding depletion) by the number of ounces sold. The Company presents average cash costs per ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis.

Note 2: Sandstorm has included a non-IFRS performance measure in this press release being cash operating margin. Cash operating margin is calculated by subtracting the average cash cost of gold on a per ounce basis from the average realized selling price of gold on a per ounce basis. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis.

CONTACT INFORMATION

Sandstorm Gold Ltd.
Erfan Kazemi, Chief Financial Officer
(604) 689-0234
Denver Harris, Investor Relations Contact
(604) 628-1178

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.